UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

PAMPA ENERGÍA S.A.

(Name of Issuer)

PAMPA ENERGY INC

(Translation of Issuer’s Name into English)

American Depositary Shares, representing Common Shares, Ps. 1.00 Par Value Per Share

(Title of Class of Securities)

697660207

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:*

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 697660207

1	Name of reporting persons. Barnston Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 0 American Depositary Shares (representing Common Shares).* See also Item 5
	7	Sole dispositive power. 0
	8	Shared dispositive power. 0 American Depositary Shares (representing Common Shares).* See also Item 5
9	Aggregate amount beneficially owned by each reporting person. 0 American Depositary Shares (representing Common Shares).*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0% of Common Shares*
12	Type of reporting person CO

*	As of December 31, 2012, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares.

CUSIP No. 697660207

1	Name of reporting persons. Labmex International S.À R.L
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. See Item 4
	7	Sole dispositive power. 0
	8	Shared dispositive power. See Item 4
9	Aggregate amount beneficially owned by each reporting person. See Item 4
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0% of Common Shares*
12	Type of reporting person CO

*	As of December 31, 2012, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares. See Item 4.

CUSIP No. 697660207

1	Name of reporting persons. Berkley Capital Management Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 457,459 American Depositary Shares (representing Common Shares).* See also Item 4
	7	Sole dispositive power. 0
	8	Shared dispositive power. 457,459 American Depositary Shares (representing Common Shares).* See also Item 4
9	Aggregate amount beneficially owned by each reporting person. 457,459 American Depositary Shares (representing Common Shares). See also Item 4
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.9% of the Common Shares*
12	Type of reporting person CO

*	As of December 31, 2012, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares. See Item 4.

CUSIP No. 697660207

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 457,459 American Depositary Shares (representing Common Shares).* See also Item 4
	7	Sole dispositive power. 0
	8	Shared dispositive power. 457,459 American Depositary Shares (representing Common Shares).* See also Item 4
9	Aggregate amount beneficially owned by each reporting person. 457,459 American Depositary Shares (representing Common Shares). See also Item 4
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.9% of the Common Shares*
12	Type of reporting person IN

*	As of December 31, 2012, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares. See Item 4.

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed on June 1, 2011 (the “Original Filing”), with respect to Barnston, Inc. (“Barnston”), Cambria, Inc. and Joseph Lewis, as amended on January 3, 2012 (“Amendment No. 1”) with respect to Barnston, Labmex International S.À R.L (“Labmex”) and Joseph Lewis. This Amendment No. 2 constitutes an initial statement on Schedule 13G for Berkley Capital Management Ltd. (“Berkley Capital”).

Item 1(a).	Name of Issuer:

Pampa Energía S.A.

Translation of the issuer’s name into English:

Pampa Energy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ortiz de Ocampo 3302

Building #4

C1425DSR

Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This statement is filed jointly by Labmex, Barnston, Berkley Capital and Joseph Lewis (together with Labmex, Barnston and Berkley Capital the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls each of Labmex, Barnston and Berkley Capital.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Barnston, Berkley Capital and Joseph Lewis is:

c/o Cay House

P.O. Box N-7776

E.P. Taylor Drive

Lyford Cay, New Providence, Bahamas

The principal business address of Labmex is:

56, rue Charles Martel,

Luxembourg L-2134

Item 2(c).	Citizenship:

Labmex is a private limited liability company (société à responsabilité limitée) organized and existing under the laws of Luxembourg. Barnston and Berkley Capital are international business companies organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

American Depositary Shares, representing Common Shares.

Item 2(e).	CUSIP Number:

697660207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

457,459 ADS, which is equivalent to 11,436,475 Common Shares.*

(b)	Percent of class:

0.9% of the outstanding Common Shares.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

457,459 ADS, which is equivalent to 11,436,475 Common Shares.*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

457,459 ADS, which is equivalent to 11,436,475 Common Shares.*

*	On December 22, 2011, Barnston indirectly transferred to its affiliate, Labmex, 3,150,000 ADSs held by Barnston. Also on December 22, 2011, Labmex, as a non-controlling member of Pampa Holdings LLC (“Pampa Holdings”), entered into a Subscription Agreement with Pampa Holdings and Pampa F&F LLC, the managing member of Pampa Holdings, pursuant to which: (i) Labmex transferred all 3,150,000 ADSs held by Labmex (the “Labmex Shares”) to Pampa Holdings in exchange for membership interests (the “Membership Interests”) in Pampa Holdings and (ii) Pampa Holdings agreed to sell, on the date that is 70 days after the first anniversary of the Subscription Agreement (the “Redemption Date”) (subject to extension by agreement of Labmex and Pampa Holdings), the Labmex Shares (minus the pro rata portion of any ADS sold by Pampa before the Redemption Date, plus the pro rata portion of any cash proceeds from the sale of such ADS) back to Labmex in exchange for the Membership Interests. During the term of the Subscription Agreement, Pampa Holdings has the sole voting and dispositive power with respect to the Labmex Shares.

As of January 31, 2013, pursuant to the terms of the Subscription Agreement, Labmex has the right to acquire on the Redemption Date, the 3,150,000 ADS held by Pampa Holdings, which represents 787,500,000 Common Shares or 6.0%, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Therefore, as of January 31, 2013, Mr. Lewis beneficially owned 3,607,459 ADS which represents 90,186,475 or 6.9% of the outstanding Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012.Each ADS represents 25 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

☒

With respect to Barnston only, this statement is being filed to report the fact that as of the date hereof the Reporting Person, Barnston, has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pampa Holdings has the right to receive dividends and the proceeds from the sale of the Labmex Shares that Labmex may be deemed to beneficially own pursuant to the Subscription Agreement until the redemption date. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1.	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

PAMPA ENERGÍA S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013	BARNSTON INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

LABMEX INTERNATIONAL S.À R.L.

	By:	/s/ Thomas B. Youth
	Name:	Thomas B. Youth
	Title:	Class A Manager

	By:	/s/ Noel McCormack
	Name:	Noel McCormack
	Title:	Class B Manager

BERKLEY CAPITAL MANAGEMENT LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

JOSEPH C. LEWIS

	By:	/s/ Joseph C. Lewis
	Name:	Joseph C. Lewis, Individually